UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 5
ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check box if no longer subject to Section 16.
    Form 4 or Form 5 obligations may continue.

[ ] Form 3 Holdings Reported

[ ] Form 4 Transactions Reported

1. Name and Address of Reporting Person(s)
   Webb, Timothy D.
   6300 Bridgepoint Parkway
   Building One, Suite 500
   Austin, TX 78730

2. Issuer Name and Ticker or Trading Symbol
   Concero Inc. (CERO)

3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4. Statement for Month/Year
   12/01

5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [X] Director                   [ ] 10% Owner
   [X] Officer (give title below) [ ] Other (specify below)
   Chief Executive Officer

7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
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1)Title of Security                           2)Trans-    3.Trans- 4.Securities Acquired(A)      5)Amount of    6)  7)Nature of
                                              action      action   or Disposed of (D)            Securities         Indirect
                                              Date        Code                   A               Beneficially   D   Beneficial
                                              (Month/                            or              Owned at       or  Ownership
                                              Day/Year)   Code     Amount        D  Price        End of Year    I
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Common Stock                                  04/30/01    J        500           A  $1.0625                     D  Direct
Common Stock                                  10/31/01    J        500           A  $0.3740      84,000         D  Direct

Table II (PART 1)  Derivative Securitites Acquired, Disposed of, or Beneficially Owned  (Columns 1 through 6)
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1)Title of Derivative          2)Conversion    3)Trans-       4)Trans-  5)Number of Derivative            6)Date Exercisable and
Security                       or Exercise     action         action    Securities Acquired (A)           Expiration Date
                               Price of        Date           Code      or Disposed of (D)
                               Derivative
                               Security                       Code      A                D                Exercisable  Expiration
------------------------------------------------------------------------------------------------------------------------------------

Incentive Stock Option (right  $3.5000                                                                                 08/28/08
to buy)
Non-Qualified Stock Option     $0.4700         07/31/01       A         100,000                           (1)          07/31/11
(right to buy)
Non-Qualified Stock Option     $1.0100         04/23/01       A         28,355                            (2)          04/23/11
(right to buy)
Non-Qualified Stock Option     $3.5000                                                                                 08/28/08
(right to buy)
Non-Qualified Stock Option     $12.0625                                                                                07/21/10
(right to buy)

Table II (PART 2)  Derivative Securitites Acquired, Disposed of, or Beneficially Owned  (Columns 1,3 and 7 through 11)
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1)Title of Derivative          3)Trans-  7)Title and Amount                           8)Price     9)Number of   10) 11)Nature of
Security                       action    of Underlying                                of Deri-    Derivative        Indirect
                               Date      Securities                                   vative      Securities    D   Beneficial
                                                                        Amount or     Security    Beneficially  or  Ownership
                                                                        Number of                 Owned at      I
                  -                      Title                          Shares                    End of Year
------------------------------------------------------------------------------------------------------------------------------------

Incentive Stock Option (right            Common Stock                   199,997                   199,997       D   Direct
to buy)
Non-Qualified Stock Option     07/31/01  Common Stock                   100,000       $0.4700     100,000       D   Direct
(right to buy)
Non-Qualified Stock Option     04/23/01  Common Stock                   28,355        $1.0100     28,355        D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   300,003                   300,003       D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   100,000                   100,000       D   Direct
(right to buy)

Explanation of Responses:

(1) Options are exercisable in two (2) equal annual installments.

(2) Options are exercisable on July 31, 2005, unless acceleration provisions apply.

SIGNATURE OF REPORTING PERSON
/S/ Webb, Timothy D.
DATE:  February 11, 2002